Kingold Jewelry Inc.

15 Huangpu Science and Technology Park

Jiang’an District

Wuhan, Hubei Province, PRC 430023

April 10, 2017

Jennifer Thompson, Accounting Branch Chief

Robert Babula, Staff Accountant

Office of Consumer Products

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Kingold Jewelry Inc.
SEC comment letter dated April 4, 2017 about Form 8-K filed March 30, 2017
File No. 001-15819

Ladies and Gentlemen:

On behalf of Kingold Jewelry Inc. (the “Registrant”), we are writing to respond to the comments set forth in your letter dated April 4, 2017.

Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Report

1.	Please amend your filing to include a statement of whether the audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed under Item 4.02(a) in this filing. See Item 4.02(a)(3) of Form 8-K.

The Registrant acknowledges the comment and has amended the filing to clarify that the Registrant's management and audit committee discussed with the Registrant's independent accountant the matters disclosed under Item 4.02(a). The revised paragraph reads as follows:

On March 30, 2017, management presented its findings and recommendation to the Audit Committee of the Board of Directors, which approved the recommendation of management to restate the financial statements for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016. The decision to restate these financial statements was made after management’s discovery and analysis of several transactions that should have been reflected in such quarters' financial statements. Management discussed these matters with the Audit Committee, which approved the recommendation of management to restate the financial statements. The Audit Committee discussed the issues related to the non-reliance and restatement with the Company’s independent auditor, Friedman LLP. Drafts of the Company’s current report on Form 8-K dated March 30, 2017 and amendment dated April 7, 2017 were provided to such auditor for review prior to filing. These below corrections had no impact on the Company’s financial statements in periods prior to the quarter ended March 31, 2016.

Thank you in advance for your assistance in reviewing this response. Should you have any questions with respect to the above responses, please contact me or our counsel, Anthony W. Basch.

Sincerely,
Kingold Jewelry Inc.

By:	/s/ Zhihong Jia
Name:	Zhihong Jia
Its:	Chief Executive Officer